02028943

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Centrais Eletricas de Santa Catarina S.A. - CELESC

*CURRENT ADDRESS Rodovia SC 404 KM 3
Itacorubi 88034-900
Florianopolis SC
Brazil

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 15 2002
THOMSON FINANCIAL

FILE NO. 82- 3795 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: [signature]

DATE : 5-8-02

# CELESC

CENTRAIS ELETRICAS DE SANTA CATARINA

FLORIANOPOLIS • SANTA CATARINA • BRASIL

ERNST & YOUNG – Edificio Califórnia Center – Rua Dr. Amadeu da Luz, 100 – 8° andar – sala 801 – 89010-160 – Blumenau, SC – Brasil – Phone: (047) 322-7617 – Fax: (047) 322-2508./.



## INDEPENDENT AUDITORS OPINION

Dear Sirs,

Directors and Shareholders of

**Centrais Elétricas de Santa Catarina S.A. – CELESC.**

1. We examined the balance sheet of **Centrais Elétricas de Santa Catarina S.A. – CELESC**, reported on December 31, 2000, and the respective statements of income, changes in the net worth and origins and applications of resources, correspondent to the business year ending on that date, elaborated under the responsibility of its administration. Our responsibility is to express an opinion on these financial statements.
2. Except for the matters mentioned in paragraph 3, our examinations were conducted in accord with the auditing norms applicable in Brazil, and consisted of: a) project planning, considering the relevance of the balances, the volume of transactions and the company's accounting and internal control systems; b) the confirmation, based on tests, of the evidence and records supporting the revealed amounts and accounting information; and c) evaluation of the major practices and accounting estimates adopted by company management, as well as the presentation of the financial statements taken as a whole.
3. Due to the absence of adequate analytic controls, we were not able to apply auditing procedures that would allow us to arrive at conclusions about the adequacy of certain accounting balances, as follows:
   - i) "Judicial Deposits," recorded in the category of Long-Term Assets, in the amount of R$40,571 thousand (R$38,284 thousand on December 31, 1999);
   - ii) "Contingency Provisions," recorded in the category of Long-Term Liabilities, in the amount of R$59,511 thousand (R$35,086 thousand on December 31, 1999), to cover possible losses with labor contingencies;
   - iii) "Estimated Liabilities" with a balance of R$40,038 thousand on December 31, 2000, recorded in the category of Current Liabilities, related to vacation pay, leave-of-absence pay and annual bonus.

iv) "Notes Receivable" recorded in the Current Assets category, with a balance of R$45,594 thousand on December 31, 2000.

4) In our opinion, except as regards the possible adjustments that could result from the execution of auditing procedures that were omitted, as mentioned in paragraph 3, the financial statements described in the first paragraph adequately represent, in all relevant aspects, the financial position of **Centrais Elétricas de Santa Catarina S.A. – CELESC** on December 31, 2000. They also adequately represent the income from its operations, the changes of its net worth and the origins and applications of its resources related to the business year ending on that date, in accord with the accounting practices described in the Brazilian corporate legislation.

5) In the analysis of the financial statements of December 31, 2000, the following aspects warrant consideration:

i) As mentioned in Item 6 (i), the realization of the credit with the Santa Catarina State Government, in the amount of R$558,309 thousand, depends on the future capacity of the state to generate the necessary financial resources for settling this debt, or the implementation of other measures that would allow for debt compensation;

ii) As described in Item 6 (ii), the realization of the credit with the Santa Catarina State Government, in the amount of R$24,802 thousand, depends on the capacity of the company to obtain future profits or renegotiate new payment conditions;

iii) As mentioned in Item 22, the Celos Foundation, of which the company is the sole sponsor, is discussing, including judicially, the withholding income tax levy on the earnings on financial applications. The Foundation did not provide for any contingency provision on this matter until December 31, 1997. The provision started being registered on January 1st, 2998, due to the current phase of this demand, as well as the difficulty of quantification, at the moment, of the probable amount of this contingency;

v) As mentioned in Item 11, the company is contesting the payment, and did not provide the accounting record, on December 31, 2000, of the amount of R$22,543 thousand, related to the System Services Liabilities, provided in the meantime by ASMAE – *Administradora de Serviços do Mercado Atacadista de Energia* [Service Administrator of the Wholesale Energy Market].

6) The financial statements related to the business year ending on December 31, 1999, were examined by us and our opinion, dated on March 3, 2000, contained exceptions about the matters mentioned in paragraph 3, items (i) and (ii), as well as the emphasis paragraphs related to matters mentioned in paragraph 5, items (i) until (iii).

7) The supplementary information contained in the Statement of Added Value, are presented with the purpose of allowing additional analyses, and is not required as part of the basic financial statements. This information was examined by us and submitted to the same auditing procedures applied to the Financial Statements referred to in paragraph 1 and, in our opinion, is adequately presented, in all relevant aspects, in regards to the financial statements taken as a whole.

Blumenau (SC), March 14, 2001.

ERNST & YOUNG
Independent Auditors, S.C.
CRC-2-SP 15199/0-6 "S" SC

Marcos Antônio Quintanilha
Accountant CRC-1-SP-132776/0-3 "T" SC

## OPINION FROM THE FISCAL COUNCIL

The Fiscal Council of Centrais Elétricas de Santa Catarina S.A. – CELESC, in compliance with items I, II, III and IV of Article 163, of Law No. 6404, of December 15, 1976, examined the Company's Financial Statements, presented under the title "Audited Financial Statements," related to the Business Year ending on December 31, 2000 and elaborated based on Chapters XV and XVI of the aforementioned Law. They consist of: Balance Sheets, Income Statements, Statement of Changes in Net Worth and Statement of the Origins and Applications of Resources, for the Business Years ending on December 31, 2000 and 1999, complemented by explanatory notes on the Financial Statements and Annual Administrative Report, all in accord with the Fundamental Principles of Accounting.

Based on the examination undertaken and on the Opinion of the Independent Auditors – Ernst & Young, as well as the explanations given by them, and also considering the aspects discussed and recorded in the Minutes of the specific meeting for reviewing the Company's Balance Sheet, which occurred on March 26, 2001, the Fiscal Council's opinion is that the mentioned financial statements adequately represent the financial situation of the Company, and the income from its operations. As such, the documents are in condition of being submitted for review and approval of the Shareholders.

Florianópolis, March 26, 2001.

Renaldo Ax – Amaro Lúcio da Silva – Youssef Ahmad Youssef – Paulo Roberto Miguez Bastos da Silva – Dan Antônio Marinho Conrado

ERNST & YOUNG

Edifício Califórnia Center
Rua Dr. Amadeu da Luz, 100
8º andar - sala 801
89010-160 - Blumenau - SC - Brasil

Tel.: (047) 322-7617
Fax: (047) 322-2508

# PARECER DOS AUDITORES INDEPENDENTES

02 MAY -1 AM 5:21

Ilmos. Srs.
Diretores e Acionistas da
**Centrais Elétricas de Santa Catarina S.A. - CELESC**

1. Examinamos o balanço patrimonial **Centrais Elétricas de Santa Catarina S.A. - CELESC**, levantado em 31 de dezembro de 2000, e as respectivas demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos, correspondentes ao exercício findo naquela data, elaborado sob a responsabilidade de sua administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações financeiras.

2. Exceto quanto aos assuntos mencionados nos parágrafos 3, nossos exames foram conduzidos de acordo com as normas de auditoria aplicáveis no Brasil e compreenderam: a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e o sistema contábil e de controles internos da Companhia; b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela administração da Companhia, bem como da apresentação das demonstrações financeiras tomadas em conjunto.

3. Devido à ausência de controles analíticos adequados, não nos foi possível aplicar procedimentos de auditoria que nos possibilitassem concluir sobre a adequação de determinados saldos contábeis, como segue:

   i) "Depósitos Judiciais", registrados no grupo de realizável a longo prazo, no montante de R$40.571 mil (R$38.284 mil em 31 de dezembro de 1999);

   ii) "Provisão para Contingências", registrado no grupo de exigível a longo prazo no montante de R$59.511 mil (R$35.086 mil em 31 de dezembro de 1999), para cobrir possíveis perdas com contingências trabalhistas;

   iii) "Obrigações Estimadas" com saldo de R$40.038 mil em 31 de dezembro de 2000, registrado no grupo de passivo circulante, relativo a provisão de férias, licença prêmio e gratificação anual.

   iv) "Títulos a receber" registrado no ativo circulante, com saldo de R$45.594 mil em 31 de dezembro de 2000.

4. Em nossa opinião, exceto quanto aos possíveis ajustes que poderiam resultar da aplicação de procedimentos de auditoria omitidos, conforme mencionado no parágrafo 3, as demonstrações financeiras referidas no primeiro parágrafo representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da **Centrais Elétricas de Santa Catarina S.A. - CELESC**, em 31 de dezembro de 2000, o resultado de suas operações, as mutações de seu patrimônio líquido e as origens e aplicações de seus recursos referentes ao exercício findo naquela data, de acordo com as práticas contábeis emanadas da legislação societária brasileira.

5. Na análise das demonstrações financeiras de 31 de dezembro de 2000, os seguintes aspectos merecem consideração:

   i) Conforme mencionado na Nota 6 (i), a realização do crédito junto ao Governo do Estado de Santa Catarina, no montante de R$558.309 mil, depende da capacidade futura do Estado na geração de recursos financeiros necessários para a quitação, ou implementação de outras medidas que permitam a compensação do débito;

   ii) Conforme descrito na Nota 6 (ii), a realização do crédito junto ao Governo do Estado de Santa Catarina, no montante de R$24.802 mil, depende da capacidade da Companhia em obter lucros futuros ou renegociar novas condições de pagamento;

   iii) Conforme mencionado na Nota 22, a Fundação Celos, da qual a Companhia é patrocinadora exclusiva, está discutindo, inclusive judicialmente, a incidência de imposto de renda na fonte sobre os rendimentos auferidos em aplicações financeiras. A Fundação não constituiu nenhuma provisão para contingências sobre este assunto até 31 de dezembro de 1997, passando a registrar tal provisão a partir de 01 de janeiro de 1998, devido ao atual estágio dessa demanda, bem como, à dificuldade de quantificação, no momento, do provável valor dessa contingência;

   iv) Conforme mencionado na Nota 11, a Companhia está contestando o pagamento, e não procedeu ao registro contábil em 31 de dezembro de 2000, do montante de R$22.543 mil, relativo a Encargos de Serviços do Sistema, apresentado provisoriamente pela ASMAE - Administradora de Serviços do Mercado Atacadista de Energia.

6. As demonstrações financeiras relativas ao exercício findo em 31 de dezembro de 1999, foram por nós examinadas e nosso parecer, datado 3 de março de 2000, continha ressalvas quanto aos assuntos mencionados nos parágrafos 3, itens (i) e (ii), bem como parágrafos de ênfase relacionados aos assuntos mencionados no parágrafo 5, itens (i) até (iii).

7. As informações suplementares contidas na Demonstração do Valor Adicionado, são apresentadas com o propósito de permitir análises adicionais, e não são requeridas como parte das demonstrações financeiras básicas. Estas informações foram por nós examinadas e submetidas aos mesmos procedimentos de auditoria aplicados às Demonstrações Financeiras referidas no parágrafo 1 e, em nossa opinião, estão adequadamente apresentadas, em todos os aspectos relevantes, em relação às demonstrações financeiras tomadas em conjunto.

Blumenau (SC), 14 de março de 2001

Ernst & Young
Auditores Independentes S.C.
CRC-2-SP 15199/O-6 "S" SC

Marcos Antônio Quintanilha
Contador CRC-1-SP-132776/O-3 "T" SC

## PARECER DO CONSELHO FISCAL

O Conselho Fiscal da Centrais Elétricas de Santa Catarina S.A - Celesc , dando cumprimento ao que dispõem os incisos I, II, III e VII, do artigo 163, da Lei n.º 6.404, de 15 de dezembro de 1976, examinou as Demonstrações Financeiras da Companhia, apresentadas sob o título "Demonstrações Financeiras Auditadas", relativas ao Exercício Social findo em 31 de dezembro de 2000, elaboradas de acordo com o estabelecido nos capítulos XV e XVI do citado diploma legal, compreendendo: Balanços Patrimoniais, Demonstração dos Resultados, Demonstração das Mutações do Patrimônio Líquido e Demonstração das Origens e Aplicações de Recursos, para os exercícios findos em 31 de dezembro de 2000 e 1999, complementadas por notas explicativas às Demonstrações Financeiras e Relatório Anual da Administração, tudo de acordo com os Princípios Fundamentais de Contabilidade.

Fundamentado no exame realizado e no Parecer dos Auditores Independentes – Ernst & Young, bem como nos esclarecimentos por eles prestados, considerando, também, os aspectos abordados e registrados em Ata de Reunião específica para apreciação do Balanço Patrimonial da Companhia, realizada em 26 de março de 2001, o Conselho Fiscal é de parecer que as mencionadas demonstrações representam adequadamente a situação financeira e patrimonial da Companhia e os resultados das suas operações, estando, assim, tais documentos em condições de serem submetidos à apreciação e aprovação dos Senhores Acionistas.

Florianópolis, 26 de março de 2001.

Renaldo Ax

Amaro Lúcio da Silva

Youssef Ahmad Youssef

Paulo Roberto Miguez Bastos da Silva

Dan Antônio Marinho Conrado

..........

*BEATRIZ DE LIMA GOULART*
"Ad Hoc" Public Translator and Commercial Interpreter

Rua São Vicente de Paula, 240, Agronômica- CEP 88.025-330
FLORIANÓPOLIS - SC - BRASIL Phone: (048) 228 2332
E-mail: cetraid@matrix.com.br

## Translation no. 565/02

**I, the undersigned "ad hoc" Public Translator and Commercial Interpreter in and for this City of Florianópolis, State of Santa Catarina, Federative Republic of Brazil, duly appointed by the President of the Commercial Board of the State of Santa Catarina, do hereby certify that the original of a *TRIAL BALANCE* written in Portuguese has been presented to me in order to be translated into English, which I have done to the best of my knowledge and belief as follows:**

[logo] Celesc – Centrais Elétricas de Santa Catarina S.A./.

**FINANCIAL STATEMENTS – assets – liabilities – net assets./.**

**ECONOMIC-FINANCIAL BOARD OF DIRECTORS – DPCO – Accounting Department – DVAC – Office of Accounting Analysis./.**

Centrais Elétricas de Santa Catarina S.A./.

ECONOMIC-FINANCIAL BOARD OF DIRECTORS – DEF./.

Accounting Department – DPCO./.

Office of Accounting Analysis – DVAC./.

[logo] Celesc./.

ADMINISTRATIVE TRIAL BALANCE – December 2000./.

[letterhead on all following pages] Celesc - Centrais Elétricas de Santa Catarina S.A./.

**INDEX./.**

[at the bottom on all the following pages] Office of Accounting Analysis – DVAC./.

## 1. ECONOMIC-FINANCIAL PERFORMANCE./.

### 1.1 INTRODUCTION./.

Centrais Elétricas de Santa Catarina S.A. – Celesc, an electric energy provider for the state of Santa Catarina, served 1,711,580 consumers in 2000 (1,637,235 in 1999). Currently, its own energy generation amounts to 2.8% of the required energy, and the rest is purchased from third parties. Gerasul still is its main supplier, providing 71% of the purchased energy, while the remaining energy purchased from Itaipú represents 23.4% of the total. Copel and other market suppliers complement the needs of the system./.

### 1.2 INCOME./.

Celesc finished the business year of 2000 with an accumulated net profit of R$4.0 million, 168.8% more than the net profit recorded in the previous year (R$ 1.5 million). This resulted in a positive profitability of 0.4% on the Net Assets declared on 12/31/00, which was R$1,146.2 million./.

The net operating revenue reached the amount of R$1,195.0 million, representing a 22.9% increase in relation to the previous year. This growth resulted from the tariff increases granted by the *Agência Nacional de Energia Elétrica* –ANEEL [National Electric Energy Agency] in June of 1999 (15.41%), in May of 2000 (1.0%) and in August of 2000 (20.67%), as well as from the 7.4% growth of the energy market, especially in the Industrial and Commercial Categories, which grew 10.9% and 8.6%, respectively. Celesc needed 13,250GWh of energy in 2000 to meet its market demands. 12,006GWh of this were necessary to directly meet the demands of 1,711,580 customers and 198GWh were sold to energy suppliers. The difference, 1,046GWh, refers to losses./.

Operationally, in 2000 Celesc presented positive accumulated Service Income of R$27.0 million, 40.5% more than the amount recorded in the previous year. This increase is justified by the positive performance of the net operating income./.

In the year 2000, the company recorded a negative Financial Income of R$51.0 million, while in 1999 this was negative by R$0.2 million. This occurred mainly because of the increase in Financial Expenses (22.6%), due to variations in the Updates to the *Conta Entidade de Previdência Privada* [Private Social Security Agency Account], Fines and Interest on Notified Taxes and Updates to the *Refis* Program./.

According to the Income Statement, the Operating Income was negative in R$24.1 million, 227.0% below the income obtained the previous year (R$18.9 million). This result is due to the negative performance of the Financial Income./.

Celesc finished the year 2000 with Net Assets of R$1,146.2 million. This amount corresponds to 45.1% of the total Liabilities (R$2,542.4 million)./.

**1.3 TARIFF EVOLUTION./.**

Due to the increase of the *Cofins* contribution in the month of May 2000, the *Agência Nacional de Energia Elétrica* –ANEEL granted a 1% tariff readjustment to Celesc. In mid-June, by determination of ANEEL, the tariffs were reduced by 2.7%, in order to withdraw a portion of the adjustment granted in the previous year and whose validity expired on June 10, 2000. Because of what is stated in its Concession Agreement, Celesc obtained in August of 2000 an annual adjustment, which resulted in a 20.67% increase in the supply tariffs./.

Taking as its base the total net billing (without ICMS [Value-Added Tax on Sales and Services]), the average energy sale tariff in 2000 was R$101.1 per MWh, which represents, in nominal terms, a 13.0% increment over the average sale tariff of R$89.4 recorded for the year 1999./.

In regards to purchased energy, the average tariff in the year 2000, including connection and transmission system use obligations, was R$49.7 per MWh, representing 14.5% over the average tariff of R$43.4 recorded in 1999./.

The energy purchased from Gerasul underwent the impact of the 21% average tariff readjustment granted by ANEEL in September of 2000. The portion of energy supplied by Itaipu, since it is billed in dollars, underwent the impact of exchange variance. The gross margin, defined as the percentage difference between the average purchase tariff and the average sale tariff, was 50.8% in 2000 (51.4% in 1999)./.

## 2. BALANCE SHEET./.

**BALANCE SHEET – December 31 of 2000 and 1999 (in thousands of reals)./.**

| ASSETS | Corporate Legislation | | HORIZONTAL ANALYSIS | VERTICAL ANALYSIS |
|---|---|---|---|---|
| | **Dec/00** | **Dec/99** | | |
| **Current Assets** | | | | |
| Available Cash | 33,496 | 8,407 | 298.4% | 1.3% |
| Consumers and Resellers | 240,705 | 210,208 | 14.5% | 9.5% |
| Provision for Possible Loan Losses | (21,050) | (17,908) | 17.5% | -0.8% |
| Notes Receivable | 45,594 | 63,742 | -28.5% | 1.8% |
| Taxes to be Recovered | 13,687 | 19,066 | -28.2% | 0.5% |
| Other Accounts Receivable | 26,791 | 14,192 | 88.8% | 1.1% |
| Warehouse | 10,267 | 9,697 | 5.9% | 0.4% |
| Pre-Paid Expenses | 818 | - | - | 0.0% |
| **Total Current Assets** | **350,308** | **307,404** | **14.0%** | **13.8%** |
| **Long-Term Assets** | | | | |
| Accounts Receivable from the Santa Catarina State Government | 593,111 | 527,140 | 12.5% | 23.3% |
| Judicial Deposits | 40,571 | 38,284 | 6.0% | 1.6% |
| Deferred Income Tax | 107,294 | 91,751 | 16.9% | 4.2% |
| Deferred Social Contribution | 40,063 | 35,065 | 14.3% | 1.6% |
| Temporary Investments - Casan | 110,728 | 90,730 | 22.0% | 4.4% |
| Taxes to be Recovered – *Finsocial* | 2,320 | 7,061 | -67.1% | 0.1% |
| Other Credits | 10,466 | 20,886 | -49.9% | 0.4% |
| **Total Long-Term Assets** | **904,553** | **810,917** | **11.5%** | **35.6%** |
| **Permanent Assets** | | | | |
| Investments | 78,410 | 60,936 | 28.7% | 3.1% |
| Fixed Assets | 1,208,511 | 1,189,534 | 1.6% | 47.5% |
| Deferred Assets | 622 | 785 | -20.8% | 0.0% |
| **Total Permanent Assets** | **1,287,543** | **1,251,255** | **2.9%** | **50.6%** |
| **TOTAL ASSETS** | **2,542,404** | **2,369,576** | **7.3%** | **100.0%** |

BLG

**BALANCE SHEET – December 31 of 2000 and 1999 (in thousands of reals)./.**

| LIABILITIES | Corporate Legislation | | HORIZONTAL ANALYSIS | VERTICAL ANALYSIS |
|---|---|---|---|---|
| | DEC/00 | DEC/99 | | |
| **Current Liabilities** | | | | |
| Suppliers | 222,426 | 145,161 | 53.2% | 8.7% |
| Wages and Payroll Charges | 5,992 | 12,872 | -53.4% | 0.2% |
| Debt Liabilities | 2,207 | 2,191 | 0.7% | 0.1% |
| Consumer Liabilities | 10,418 | 12,684 | -17.9% | 0.4% |
| Taxes and Social Contribution | 43,309 | 71,251 | -39.2% | 1.7% |
| *Refis* Program | 24,371 | - | - | 1.0% |
| Loans and Financing Programs | 141,163 | 129,704 | 8.8% | 5.6% |
| Estimated Liabilities | 40,038 | 35,671 | 12.2% | 1.6% |
| Proposed Dividends | 1,103 | 466 | 136.7% | 0.0% |
| Liabilities with *Celos* Foundation | 19,503 | 40,503 | -51.8% | 0.8% |
| Provision for the Voluntary Dismissal Program | 4,815 | 11,363 | -57.6% | 0.2% |
| *Entidade de Prev. Privada* – Reserves to be Amortized | 2,941 | - | - | 0.1% |
| Income Sharing | 1,896 | 1,903 | -0.4% | 0.1% |
| Other | 22,464 | 10,743 | 109.1% | 0.9% |
| **Total Current Liabilities** | **542,646** | **474,512** | **14.4%** | **21.3%** |
| **Long-Term Liabilities** | | | | |
| Debentures | 42,537 | 45,079 | -5.6% | 1.7% |
| Loan and Financing Programs | 46,337 | 45,287 | 2.3% | 1.8% |
| Liabilities with *Celos* Foundation | 80,588 | 25,028 | 222.0% | 3.2% |
| Contingency Provision | 88,284 | 215,963 | -59.1% | 3.5% |
| Tax Liabilities | 84,873 | 50,897 | 66.8% | 3.3% |
| *Refis* Program | 97,419 | - | - | 3.8% |
| Provision for Voluntary Dismissal Program | 1,540 | 7,114 | -78.4% | 0.1% |
| *Entidade de Prev. Privada* – Reserves to be Amortized | 236,785 | 197,821 | 19.7% | 9.3% |
| Other | 51 | 51 | 0.0% | 0.0% |
| | **678,414** | **587,240** | 15.5% | 26.7% |
| Special Liabilities | 175,158 | 162,020 | 8.1% | 6.9% |
| **Total Long-Term Liabilities** | **853,572** | **749,260** | **13.9%** | **33.6%** |
| **Net Assets** | | | | |
| Social Capital | 696,200 | 696,200 | 0.0% | 27.4% |
| Capital Reserves | 440,903 | 444,087 | -0.7% | 17.3% |
| Profit Reserves | 4,138 | 1,122 | 268.8% | 0.2% |
| | **1,141,241** | **1,141,409** | 0.0% | 44.9% |
| Resources Destined for Capital Increase | 4,945 | 4,395 | 12.5% | 0.2% |
| **Total Net Assets** | **1,146,186** | **1,145,804** | **0.0%** | **45.1%** |
| **TOTAL LIABILITIES** | **2,542,404** | **2,369,576** | **7.3%** | **100.0%** |

In order to better comprehend the motives and main effects of the company's performance in the business year 2000, presented below is an analysis of the evolution of the main balance sheet accounts./.

## 2.1 ANALYSIS OF ASSETS./.

**Current Assets./.**

Current Assets underwent a positive variation of 14.0% in 2000 compared to the previous year. Among the main factors of this variation, we can highlight:

**Available Cash:** a 298.4% increase was recorded in the period, due to the retention of part of the amount collected for electric energy (R$21.9 million) in December 2000, in the Cash in Transit account, in accord with an agreement with collection representatives./.

**Consumers and Resellers**: presented an increase of 14.5%, due basically to the 20.67% electric energy tariff readjustment since August 11, 2000. With the adhesion of the company to the *Programa de Recuperação Fiscal – Refis* [Program for Tax Recuperation], it was possible to reduce by R$25.2 million the default of industrial consumers due to negotiations involving tax credits./.

**Allowance for possible loan losses**: this item is calculated and accounted for monthly, in accordance with the criteria established by Law 9,430/96, and intends to cover possible losses in the payment of credits. We should highlight the fact that the amounts to be received from public institutions are not included in this calculation. The 17.5% increase was related to the loss estimates with regards to the payment expectations of receivable assets./.

**Notes Receivable**: correspond to credits derived from the sale of energy, renegotiated in installments, plus fines calculated until the renegotiation date, in accordance with the Ordinances and Regulations of the regulating agency and, after this date, accrued interest is added, calculated "pro rata die." The 28.5% decrease is due to the effect of the *Programa de Recuperação Fiscal – Refis,* through which R$14.8 million were negotiated with tax losses and withdrawn from the Notes Receivable account./.

**Taxes to be Recovered**: this account basically consists of: anticipated Corporate Income Tax Returns – IRPJ and Social Contribution - CS on the profit from 1997 and 1998, Income Tax Withheld at Source – IRRF on financial applications, and temporary credits of the Value-Added Tax on Sales and Services – ICMS. The 28.2% decrease was due to the compensation of unpaid Income Tax and Social

Contribution computed on December 31, 2000./.

**Long-Term Assets**./.

In 2000, the growth of Long-Term Assets was of 11.5%, compared to the previous year. This growth was due mainly to:

**Accounts Receivable from the Santa Catarina State Government**: the 12.5% increase in 2000 was a result of the update by the National Consumer Price Index – INPC and interest in accord with the contract. It should be noted that, based on judgement No. 333 of 04/29/99, Celesc is not collecting Income Tax – IR and Social Contribution – CS on the financial revenue of accruing amounts of the contract with the State Government (CRC), which has not paid the monthly installments since October 1996. On October 30, 2000, an Articles of Amendment was signed, ratifying the balance updated on the referred date and defining a new payment deadline with 216 installments, with the due date for the first installment being December 15, 2002; the remaining contractual clauses were not modified./.

**Deferred Income Tax and Social Contribution**: refers to amounts calculated based on the temporary differences (contingency provisions, PDI [Voluntary Dismissal Program] provisions and provisions for Reserves to be Amortized – demonstrated in the account *"Entidade de Previdência Privada"* [Private Social Security Agency]), accounted for and included in the amount for Real Profits, yet undeductible at this moment, as well as based on the tax loss balance in the computation of Income Tax and negative base in the computation of Social Contribution. In 2000 these accounts grew by 16.9% and 14.3%, respectively, compared to the previous year. This variation was due to labor provisions, financial liabilities on the social contribution provision and allowance for doubtful accounts in the period./.

**Temporary Investments – *Casan***: the amount of R$110.7 million originates from the debt negotiation with the *Companhia Catarinense de Águas e Saneamento – Casan,* in December of 1999. The temporary investment classification is a result of Celesc's firm intention of disposing of this investment./.

**Taxes to be Recovered – *Finsocial***: there was a 67.1% decrease as a result of the use of this tax credit as a rebate of the debt of the Contribution to Social Security

Financing - *Cofins* (R$4.7 million) of February and March of 2000./.

**Permanent Assets./.**

The positive variation of 2.9% of the "Permanent Assets" category was a result of investments carried out by the company in 2000./.

**Investments**: the balance increase was due to investments in generation projects in which Celesc has a share: the Campos Novos Power Plant (R$6.9 million) and Machadinho (R$10.5 million)./.

**Fixed Assets**: the company's investments reached the amount of R$143.3 million; in Fixed Assets alone there was an increase of R$109.0 million, yet the Depreciation with [sic] (R$79.1 million) originating from the application of rates implemented by ANEEL Resolution No. 144 of March 17, 1999 and the losses in Fixed Assets (R$16.9 million) contributed incisively to obfuscate the amount invested in the period and culminate with a variation of 1.6% in Fixed Assets./.

## 2.2 ANALYSIS OF LIABILITIES./.

**Current Liabilities**./.

In 2000, short-term liabilities were 14.4% above those in 1999. Among the main items that presented variation, we highlight the following:

**Suppliers**: this item presented a 53.2% increase in 2000, compared to the previous year (R$222.4 million in 2000 compared to R$145.1 million in 1999). The increase originated from the 12.78% tariff increase of electric energy purchased from Gerasul and the 11.35% increase of the energy from Copel in September 1999. In August 2000, there was a tariff readjustment from Gerasul of 19.87% for 1/3 and 23.94% for 2/3 of the energy. In regards to Copel, there was a 16.8% tariff readjustment in September 2000. In addition, the purchase of Itaipu energy is indexed in dollars, and therefore the rate underwent a significant increase. Another factor that added to the Suppliers account was the short-term energy that has been accounted for since June 1999, corresponding to R$10.0 million in 1999 and R$32.0 million in 2000./.

**Wages and Payroll Charges**: the 53.4% decrease in this item occurred because the payroll was adjusted to fit the new Chart of Accounts for Public Electric Energy Services./.

**Taxes and Social Contributions**: the 39.2% decrease was due to the transfer of debts recorded in the *Cofins* and *Pasep* accounts to the *Programa de Recuperação Fiscal – Refis*./.

***Refis* Program**: on April 27, 2000, the Company filed a membership request for the Fiscal Recuperation Program – *Refis*, instituted by MP [Provisional Measure] no. 1923/99, with changes as amended by MP no. 2004-6, of March 10, 2000. *Refis* is a special program of regularization and consolidation of tax debts, related to taxes and contributions administered by the Federal Department of Revenue and by the National Institute of Social Security (INSS). The Company included debts related to *Cofins, Pasep* and *Finsocial* in the *Refis*, and the amounts were transferred to the account "*Refis* Program," [sic] in Current Liabilities R$24.3 million and Long-Term Liabilities R$97.4 million./.

**Loans and Financing Programs**: the 8.8% growth (R$141.1 million in 2000 compared to R$129.7 million in 1999) was due to the updates and renovation of the Commercial Paper for another R$4 million in June 2000, with regards to the renovation that occurred in December of 1999. In 2000, loans in the order of R$26.9 million were amortized, as follows: Eletrobrás - R$15.7 million, Banco Real – R$7.0 million, IBM Leasing Brasil - R$2.5 million, and Banco Bozano – R$1.5 million./.

**Estimated Liabilities**: this account presented a 12.2% increase due to changes to the provisions generating analytical reports of vacation, vacation pay, bonus, 13th salary, annual bonus, and wage bonus. The accounting balance was adjusted to these reports./.

**Liabilities with the *Celos* Foundation**: the 51.8% decrease is a result of the renegotiation of the contracts with the *Celesc de Seguridade Social* Foundation – *Celos*, which increased the installment payment deadline, and for this reason, the balance was transferred from short to long-term liabilities./.

**Provision for the Voluntary Dismissal Program**: this provision was established on 12/31/97. The 57.6% decrease recorded for 2000 refers to the payment of this provision in the period./.

BDC

**Long-Term Liabilities./.**

In 2000, long-term liabilities underwent a 13.9% increase compared to the previous period, influenced by the following factors:

**Debentures:** after from the second repricing, which occurred on November 1st, 1999, the debentures started being remunerated based on 104.0% of the average extra-over Certificate of Interbank Deposit – CDI of Cetip, and the application of the INPC and interest rates were eliminated. The decrease of 5.6% is a result of the right of withdrawal exercised by debenture holders in November 2000./.

**Loans and Financing Programs**: the 2.3% increase refers to interests and monetary variation of the Eletrobrás and Banco Bozano loans./.

**Liabilities with the *Celos* Foundation**: this account increased by 222.0%, due to the renegotiation of the agreements with *Fundação Celesc de Seguridade Social – Celos,* with a transfer of the balance from short to long-term liabilities./.

**Contingency Provisions**: The Company is being served in several lawsuits of a labor, tax and civil nature. In the opinion of the Company's Legal Department, there is a possibility of a verdict being entered against Celesc in several of these lawsuits, for which the respective provisions were constituted. The 59.1% decrease recorded in this item in 2000, in relation to the previous period, was due to the inclusion in the *Programa de Recuperação Fiscal – Refis* of the debts related to *Pasep* (R$30.7 million), *Cofins* (R$89.2 million) and *Finsocial* (R$6.1 million)./.

**Tax Liabilities**: the following facts and provisions are grouped under this title: (a) R$12.8 million related to Social Contribution [for the] tax base-year 90/91; (b) R$4.0 million in Income Tax related to the "Summer Program;" (c) R$31.8 million related to the IR and CS deferment on the financial revenue of the CRC contract; (d) R$4.3 million in CS on the depreciation of the complementary monetary correction CMC; and (e) R$1.7 million related to the deferment of the IR and CS on balance of accounts receivable from Public Offices. The 66.8% increase verified in this item in 2000, compared to 1999, was due to the provisions paid in the period (R$19.8 million), fines (R$2.6 million) and interest (R$13.1 million) accounted for in the business year./.

**Provision for the Voluntary Dismissal Incentive Program**: this provision was established on December 31, 1997. This item decreased by 78.4% in 2000, compared to 1999, because of the transfers from Long to Short-term liabilities.

***Entidade de Previdência Privada*** **- Reserves to be Amortized**: this category refers to the accounting recognition of the responsibilities of the company towards the *Celos* Foundation in terms of the complementary retirement plan (Mixed Plan). The 19.7% increase is a result of the monetary update — IGP-M, plus 6.0% per year./.

**Special Liabilities:** the positive variation of 8.1% (from R$162.0 million in 1999 to R$175.1 million in 2000) recorded in this account is due to the recording of consumer shares in investments, in accord with the electric sector legislation./.

**Net Assets./.**

In 2000, despite the R$4.0 million Profit, Celesc's Net Assets remained practically unaltered in relation to 1999, reaching R$1,146.2 million compared to R$1,145.8 million in 1999. This stagnation in assets reflects the difficulties confronted by Celesc in the last years, as well as the insignificant income obtained./.

**3 – INCOME STATEMENT FOR THE BUSINESS YEAR – December 31 of 2000 and of 1999, and third and fourth quarters of 2000 (in thousands of reals)**

| | MONTHLY | | HORIZ. | VERTICAL | ACCUMULATED | | HORIZ. | VERTICAL |
|---|---|---|---|---|---|---|---|---|
| | 4th Qtr/00 | 3rd Qrt/00 | ANALYSIS | ANALYSIS | DEC/00 | DEC/99 | ANALYSIS | ANALYSIS |
| **Gross Operating Income** | | | | | | | | |
| Electric Energy Supply | 439,221 | 389,965 | 12.6% | 129.1% | 1,556,105 | 1,282,842 | 21.3% | 130.2% |
| Electric Energy Provision | 2,818 | 5,943 | -52.6% | 0.8% | 14,716 | 11,595 | 26,9% | 1.2% |
| Income from Services Rendered | 3,172 | 4,468 | -29.0% | 0.9% | 14,764 | 9,460 | 56.1% | 1.2% |
| Other Income | 7,496 | 12,387 | -39.5% | 2.2% | 23,767 | 13,601 | 74.7% | 2.0% |
| | **452,707** | **412,763** | **9.7%** | **133.1%** | **1,609.352** | **1,317.498** | **22.2%** | **134.7%** |
| **Operating Income Deductions** | | | | | | | | |
| *Reserva Global de Reversão* [Global Reversal Reserve] – RGR | (1,120) | (7,039) | -84.1% | -0.3% | (18,594) | (20,062) | -7.3% | -1.6% |
| ICMS on Sold Electric Energy | (94,856) | (84,159) | 12.7% | -27.9% | (337,221) | (278,128) | 21.2% | -28.2% |
| *Cofins/Pasep* | (16,523) | (15,066) | | | (58,740) | (47,416) | | |
| | **(112,499)** | **(106,264)** | **5.9%** | **-33.1%** | **(414,555)** | **(345.606)** | **20.0%** | **-34.7%** |
| **Net Operating Income** | **340,208** | **306,499** | **11.0%** | **100.0%** | **(1,194.797)** | **971.892** | **22.9%** | **100.0%** |
| **Operating Expenses** | | | | | | | | |
| Electric Energy Purchased for Resale | (181,134) | (167,979) | 7.8% | -53.2% | (640,131) | (518,162) | 23.5% | -53.6% |
| Personnel | (54,657) | (48,223) | 13.3% | -16.1% | (207,997) | (204,155) | 1.9% | -17.4% |
| Supplies | (4,734) | (3,845) | 23.1% | -1.4% | (16,574) | (16,262) | 1.9% | -1.4% |
| Outsourcing | (16,419) | (16,579) | -1.0% | -4.8% | (59,470) | (53,442) | 11.3% | -5.0% |
| Cost of Services Rendered to Third Parties | (2,155) | (2,719) | -20.7% | -0.6% | (9,908) | (7,866) | 26.0% | -0.8% |
| Fuel Consumption Account – CCC | (23,198) | (22,891) | 1.3% | -6.8% | (85,772) | (39,566) | 116.8% | -7.2% |
| Depreciation and Amortization | (18,506) | (18,290) | 1,2% | -5.4% | (71,980) | (66,388) | 8.4% | -6.0% |
| Contingency Provision | (25,199) | 0 | - | -7.4% | (25,199) | (2,426) | 938.7% | -2.1% |
| ANEEL Inspection Fee | (625) | (626) | -0.2% | -0.2% | (2,501) | (2,232) | 12.1% | -0.2% |
| Other Expenses | (23,175) | (11,363) | 104.0% | -6.8% | (48,301) | (42,206) | 14.4% | -4.0% |
| | **(349,802)** | **(292,515)** | **19.6%** | **-102.8%** | **(1,167.833)** | **(952,705)** | **22.6%** | **-97.7%** |
| **Service Income** | **(9,594)** | **13,984** | **-168.6%** | **-2.8%** | **26,964** | **19,187** | **40.5%** | **2.3%** |

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| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Financial Income** | | | | | | | | |
| Financial Investments Income | 4 | 3 | 33.3% | 0.0% | 15 | 30 | -50.0% | 0.0% |
| Interest on Accounts Receivable from the State | 9,707 | 9,436 | 2.9% | 2.9% | 37,091 | 32,559 | 13.9% | 3.1% |
| Monetary Variations on Accounts Receivable from the State | 5,495 | 15,931 | -65.5% | 1.6% | 28,952 | 37,540 | -22.9% | 2.4% |
| Monetary Variations and Moratory Increases on Sold Energy | 12,747 | 3,428 | 271.8% | 3.7% | 22,479 | 47,468 | -52.6% | 1.9% |
| Other Financial Income | 10,303 | 9,647 | 6.8% | 3.0% | 26,884 | 17,959 | 49.7% | 2.3% |
| | **38,256** | **38,445** | **-0.5%** | **11.2%** | **115,421** | **135,556** | **-14.9%** | **9.7%** |
| **Financial Expenses** | | | | | | | | |
| Monetary Variations and Moratory Increases on Purchased Energy | (5,240) | (2,018) | 159.7% | -1.5% | (7,934) | (8,211) | -3,4% | -0.7% |
| Debt Liabilities | (7,521) | (8,246) | -8.8% | -2.2% | (32,051) | (34,132) | -6.1% | -2.7% |
| Monetary Variations on Loans and Debentures | (10,455) | (13,052) | -19.9% | -3.1% | (29,369) | (21,368) | 37.4% | -2.5% |
| Exchange Variance of the 1st Quarter of 1999 | 0 | 0 | 0.0% | 0.0% | 0 | (23,435) | -100.0% | 0.0% |
| Adjustments to the *Entidade de Previdência Privada* Account | (7,716) | (14,051) | -45.1% | -2.3% | (46,086) | (24,009) | 92.0% | -3.9% |
| Fine and Interest on Notified Taxes | (194) | (5,197) | -96.3% | -0.1% | (17,910) | (6,168) | 190.4% | -1.5% |
| Adjustments *Refis* Program | (10,976) | - | - | -3.2% | (10,976) | - | - | -0.9% |
| Other Financial Expenses | (12,723) | (3,962) | 221.1% | -3.7% | (22,159) | (18,442) | 20.2% | -1.9% |
| | **(54,825)** | **(46,526)** | **17.8%** | **-16.1%** | **(166,485)** | **(135,765)** | **22.6%** | **-13.9%** |
| **Financial Income** | **(16,569)** | **(8,081)** | **105.0%** | **-4.9%** | **(51,064)** | **(209)** | **24332.5%** | **-4.3%** |
| **Operating Income** | **(26,163)** | **5,903** | **-543.2%** | **-7.7%** | **(24,100)** | **18,978** | **-227.0%** | **-2.0%** |
| **Non-Operating Income** | | | | | | | | |
| Non-Operating Revenue | 849 | 1,073 | -20.9% | 0.2% | 5,802 | 2,237 | 159.4% | 0.5% |
| Non-Operating Expense | (5,637) | (722) | 680.7% | -1.7% | (10,098) | (7,747) | 30.3% | -0.8% |
| Extraordinary Items - *Refis* | 43,738 | 0 | - | 12.9% | 43,738 | 0 | - | 3.7% |
| | **38,950** | **351** | **10996.9%** | **11.4%** | **39,442** | **(5,510)** | **-815.8%** | **3.3%** |
| **Profit before Income Tax and Social Contribution** | **12,787** | **6,254** | **104.5%** | **3.8%** | **15,342** | **13,468** | **13.9%** | **1.3%** |
| Provision for Income Tax and Social Contribution | (4,738) | - | 0.0% | -1.4% | (4,738) | (5,457) | -13.2% | -0.4% |
| Deferred Income Tax and Social Contribution | 788 | (2,215) | -135.6% | 0.2% | - | - | - | - |
| **Profit before Sharing** | **8,837** | **(4,039)** | **118.8%** | **2.6%** | **10,604** | **8,011** | **32.4%** | **0.9%** |
| Profit Sharing | (1,579) | (1,661) | -4.9% | -0.5% | (6,574) | (6,512) | 1.0% | -0.6% |
| **Net Profit for Business Year** | **7,258** | **2,378** | **205.2%** | **2.1%** | **4,030** | **1,499** | **168.8%** | **0.3%** |
| **Profit per Thousand-lot Shares – in Reals** | **9.41** | **3.08** | **205.5%** | | **5.22** | **1.94** | **169.1%** | |

Note.: *Third quarter of 2000 and December 1999 reclassified./.*

## 3.1 INCOME ANALYSIS./.

Celesc finished the year 2000 with a net accumulated profit of R$4.0 million, 168.8% above the net profit recorded the previous year (R$1.5 million), resulting in a positive profitability of 0.4% on the declared Net Assets of December 31, 2000 and positive net margin of 0.3% on the Net Operating Income. In the previous year, these same rates were positive and worth 0.1% and 0.2%, respectively. The profit per thousand-share lot in the year 2000 was R$5.22, compared to a profit of R$1.94 in 1999. Among the factors that contributed to this result, we highlight:

**Gross Operating Income./.**

Gross Operating Income increased by 9.7% in the fourth quarter of 2000 in comparison to the immediately previous quarter. The variation occurred mainly because of the 20.67% tariff readjustment granted in August of 2000. However, comparing the year 2000 with the previous year, one notes that the operating income increased 22.2% due to: (a) 15.41% tariff increase that became effective in June 1999; (b) tariff increases of 1% in May 2000, due to the increase of *Cofins*, and of 20.67% in August 2000 (we note that in June 2000 the tariffs were reduced by 2.75% due to the withdrawal of an installment caused by the exchange variance of the first quarter of 1999); and (c) 7.4% growth of the energy market, especially in the commercial and industrial categories, which grew by 10.9% and 8.6%, respectively. The 56.1% increase in Services Rendered Income, compared to the previous year, was due mainly to the increase in maintenance and expansion of public lighting networks, while the 74.7% increase in Other Income was due to pole rent./.

**Operating Income Deductions./.**

The 5.9% increase verified in this group of accounts, when one compares the fourth quarter of 2000 to the third quarter of 2000, was due to the increase in the ICMS, *Pasep* and *Cofins* taxes caused by the increase of the Gross Operating Income. When one compares 2000 with the previous year, this variation was even bigger (20.0%), due to the income increase and the consequential taxes and contributions increase, and the *Cofins* rate increase in February 1999, from 2% to 3% of the income./.

**Operating Expenses./.**

This group presented a 19.6% increase in the fourth quarter of 2000 in relation to the third quarter of 2000, and a 22.6% increase in relation to the amount accumulated in 1999. Below we analyze the main reasons for these variations:

**Electric Energy Purchased for Resale**: in this item, in the fourth quarter of 2000 there was a 7.8% increase in comparison to the previous quarter. This was due to the readjustments to the energy purchase tariffs, in August of this year, through which ANEEL granted rates of 19.87% for 1/3 and 23.94% for 2/3 of the Gerasul energy, while for Copel the rate was 16.84%. When comparing the performance of this item in 2000 with that of the previous year, we note that there was a 23.5% increase, from R$518.2 million to R$640.1 million. This growth was due to the following factors: (a) increased number of consumers (4.5%) and the consequential growth in sales (12,204GWh in 2000 compared to 11,362GWh in 1999) which forced an increase in the volume of purchases; (b) an increase in the cost of electric energy purchased from Itaipú Binacional, which is calculated in dollars; (c) readjustment of the energy purchase tariffs of Gerasul (12.78%) and Copel (11.35%), in September of 1999; (d) readjustment of the Gerasul tariff (1.33%) in July 2000, due to the increase of *Cofins*; and (e) readjustments occurring in August of 2000, as specified above./.

**Personnel Expenses**: in this item a 13.3% increase was recorded in the fourth quarter of 2000, compared to the immediately previous quarter. The variation is due to the establishment of an adjustment of a provision for 13$^{th}$ salary and social liabilities related to July and August of 2000. Comparing the Personnel Expenses accumulated in the year 2000 with the previous year, there was a 1.9% increase due to the adjustment of provisions of social liabilities, mainly in the first quarter of 2000, and due to the wage increase in accord with joint agreement 99/2000./.

**Supplies Expenses**: in this item, when one compares the expenses accumulated in the year 2000 to those of the previous year, there was a 1.9% increase, due to the increase of the company's economic activity. However, comparing the expenses of the fourth quarter of 2000 with those of immediately previous quarter, there was a 23.1% increase. The variation resulted from the reprocessing of the supply system relative to 2000, since the average stock price was incorrect. This occurred because, in January of 2000, a new warehouse control system was implemented and some parameters were generating distortions./.

**Outsourcing**: There was an 11.3% increase in this item in the year 2000, compared to 1999. This was due mainly to the increase in expenses from meter readings and delivery and charge for receipts of electric energy (on average 22%) during the third quarter of 2000, since the services had not been readjusted for approximately two years. The expenses with hired labor also increased, for legal fees were paid

(R$0.7 million) in regards to *Pasep* and *Cofins* tax notifications due to the waiver of lawsuits, motivated by the adhesion to *Refis.* Other major expenses that underwent increases were: maintenance services, cleaning and preservation of distribution lines and networks and maintenance services, reforms, cleaning services, and conservation of operating units, administrative units and vehicles. This was due to an increase in the company's economic activity./.

**Cost of Services Rendered to Third Parties:** the 20.7% decrease in this item, when one compares the fourth quarter of 2000 with the immediately previous quarter, was due to the decrease in services rendered for public lighting. However, when one compares the accumulated amount of the year 2000 with that of the previous year, there was a 26.0% increase, due to services rendered for maintenance and expansion of public lighting networks in the second and third quarter of 2000./.

**Fuel Consumption Account:** the 1.3% increase in the fourth quarter of 2000 in relation to the third quarter of 2000 was due to the variation in the use of alternative energy fuels (mineral and wood coal, diesel oil, among others) during the period. When one analyzes the accumulated amount in 2000 in comparison to that of the previous year, one notes a 116.8% increase due to the fact stated above, leading ANEEL, through Regulation 86/2000, to increase the amount that Celesc must pay./.

**Depreciation and Amortization:** in the fourth quarter of 2000 this account underwent a 1.2% increase in relation to the third quarter of the same year, while the amount accumulated in 2000 compared to that of the same period of the previous year increased by 8.4%. These increases were related to fixed assets./.

**Contingency Provision:** this item underwent a 938.7% increase when one compares the year 2000 with the previous year. This was due to the supply of R$24.4 million in December 2000 for labor contingencies and R$0.8 million for civil contingencies./.

**ANEEL Inspection Fee:** in 2000 this item increased by 12.1% compared to the previous year, due to the new amount established through ANEEL Regulation no. 372/99./.

**Other Expenses:** the 104.0% increase in the fourth quarter of 2000, in relation to the previous quarter, was due to: (a) supply of R$9.6 million as losses in the receipt of credits related to the sale of electric energy, of which R$8.4 million refer to the following bankrupt estates: Sulfabril S.A., Recel Indústria Cerâmica Ltda., Fábrica de Papel Itajaí S.A., and Serpa Indústria e Comércio de Pescados Ltda. (R$2.0 million in the third quarter); (b) judicial deposit losses in the amount of R$6.1 million (R$3.0 million in the third quarter); (c) increase of the *Pasep* and *Cofins* taxes due to the recording of receipts in virtue of the adhesion to *Refis*; and (d) retirement benefits, due to the adjustment of the provision of the 13th salary. When one compares the total expenses of the year 2000 with those of the previous year, there was a 14.4% increase, due to: (a) losses in the receipt of credits in the amount of R$12.2 million in 2000, while in 1999 they were worth R$ 5.1 million; (b) expenses with leasing and rental of computer equipment; (c) licenses for software use; and (d) fees paid to ASMAE./.

**Financial Income./.**

The income of this nature underwent in the fourth quarter of 2000 a decrease of 0.5% in relation to the previous quarter. Despite the low variation, there was a 65.5% decrease in the monetary variations of Accounts Receivable from the State of Santa Catarina, due to the adjustment factor – INPC [National Consumer Price Index], which registered a variation of 3.06% in the third quarter and 1.0% in the fourth quarter. The Monetary Variations and the Moratory Increases on Sold Energy also increased (271.8%), due to the debt adjustments of liquidated clients with tax credits in *Refis* (R$9.3 million) and Other Financial Income (6.8%) due to the adjustment of municipal government debts./.

When one compares the financial income of 2000 with that of the previous year, there was a 14.9% decrease because of the 22.9% decrease in the monetary variations of the Accounts Receivable from the State of Santa Catarina due to the adjustment factor – INPC, which registered a 8.43% variation in 1999 and 5.27% in 2000, as well as a 52.6% decrease in the Monetary Variations and Moratory Increases on Sold Energy, because in 1999 a monetary adjustment of R$30.2 million was recorded for the Casan debts negotiated in December of that year, as well as a R$6.7 million refund of the amount related to the monetary variation on the electric energy debts until June of 1994, which had been accrued as losses. However, there was a 13.9% increase in the interest on Accounts Receivable from the State of Santa Catarina due to the increase of the total debt, as well as a 49.7% increase in Other Financial Income due to the adjustment of municipal government debts./.

**Financial Expenses./.**

Financial expenses underwent a 17.8% increase in the fourth quarter of 2000 compared to the previous quarter, because: (a) the exchange rate increased in the fourth quarter, and therefore there was an increase of the Monetary Variation and Moratory Increases on Purchased Energy (159.7%); (b) the amount of the debt with *Refis*, until this moment without any record, underwent an adjustment; and (c) Other Financial Expenses increased due to the reclassification of the accounts for fines and interest on notified taxes. However, some expenses decreased, such as: (a) Monetary Variations on Loans and Debentures (19.9%), due to the recording in the third quarter of financial liabilities incidental upon late installments of agreements with the *Celos* Foundation; (b) adjustments to the *Entidade de Previdência Privada* Account (45.1%), due to the variation in the adjustment factor – IGP-M, which registered 5.2% in the third quarter and 1.3% in the fourth quarter; and (c) reduction of the Fines and Interests on Notified Taxes, due to the refund of interest recorded for the period between March 2000 and December 2000 and related to taxes included in the *Refis*./.

If one compares the financial expenses accumulated in 2000 to those of the same period of the previous year, one notes a 22.6% increase, mainly because: (a) the Monetary Variations on Loans and Debentures underwent a 37.4% increase due to the recording of financial liabilities incidental upon late installments from agreements with the *Celos* Foundation, and demonstration, in a specific item, of the Exchange Variance of the First Quarter of 1999; and (b) there was a 190.4% variation in the Fines and Interest on Notified Taxes due to *Refis,* as well as the recording of Adjustments to the *Refis* Program./.

**Non-operating Income./.**

Under non-operating income the main items recorded are the amounts related to income from sales of permanent assets, while under expenses of the same nature the items recorded are the amounts related to the cost of losses in the permanent assets. The 815.8% variation in the year 2000 compared to the previous year, refers to: (a) in the first quarter of 2000 there was a transfer of the credit balance of the account Deactivations in Progress for Non-Operating Income; (b) recording of the loss in the deactivation of assets and rights; and (c) credit income from *Refis* – R$43,738 million, resulting from the meeting of accounts between reversal of interest, reduction of fines and complementation to the provision on taxes, as well as tax expenses and discount related to the acquisition of tax credits for compensation./.

[Translator's note: At request of the concerned party, the table with economic-financial indicators is not included in this translation.]./.

THIS IS A PARTIAL TRANSLATION

WITNESS MY HAND AND OFFICIAL STAMP

Florianópolis, March 20, 2002

B. L. Goulart

*Beatriz de Lima Goulart*
Tradutora "Ad Hoc"
Florianópolis - SC

*Emolumentos (Tabela B): R$ 902,00*
*(37.611 caracteres = 30,09 laudas)*

Centrais Elétricas de Santa [illegible]